Exhibit 99.6

Registered Office:
25 Berkeley Square
London W1J 6HB

Date as postmarked

Dear Shareholder

ELECTRONIC SHAREHOLDER COMMUNICATIONS

I am pleased to advise you that the Company can now offer shareholders the opportunity to receive shareholder documents, such as Notices of Meetings, Forms of Proxy, Report & Accounts and Form 20-F and/or the Annual Review and Summary Financial Statement, in electronic form via the Internet, rather than in paper form through the post. If you choose this electronic option, you will receive a notification by e-mail each time we publish such a shareholder document on our website.

The first opportunity for us to offer this facility will be with the publication in April of the 2002 Annual Review and Summary Financial Statement, the Report & Accounts and Form 20-F 2002 and the Notice of Annual General Meeting 2003.

There are a number of advantages in opting to receive shareholder information in this format, including:

•	Speedier delivery of documents;

•	Documents can be read and downloaded at your convenience;

•	Confirmation of transmission of your proxy form;

•	Improved security procedures for verifying proxy forms;

•	Potential cost savings for the Company;

•	Saving of environmental resources.

In order to register to receive your shareholder documentation in an electronic format, you will need to access our Registrar’s on-line service, www.shareview.co.uk, which is a secure service that enables shareholders to set up and view personal shareholding details. Full instructions on how to register for this service are shown on page 2 overleaf.

Before making your election, please ensure that you have read the notes on page 3. These notes will apply to any election to receive shareholder documents in electronic form.

If you elect to receive shareholder documents in electronic form, you will be able to change your instruction or request a paper copy of any shareholder document at any time. If you do not make such an election, you will continue to receive shareholder documents in paper form through the post.

Should you have any further questions, please contact our Registrar’s helpline on 0870 600 3959 if you are in the UK or on +44 121 415 7036 if you are telephoning from overseas. Alternatively, you can make your enquiry by fax on +44 (0)1903 833168.

New-look Cadbury Schweppes website

We are currently re-developing and expanding the Cadbury Schweppes website, www.cadburyschweppes.com, to offer you more information about the Company and new tools to help you to monitor your investment in us. This exciting new-look website will be launched in early April 2003 and you will have the opportunity, amongst other things, to register to receive electronically, free of charge, company publications and copies of our press releases shortly after they have been announced.

Yours faithfully

M A C Clark
Chief Legal Officer and Group Secretary

PROCEDURE FOR REGISTERING TO RECEIVE DOCUMENTS ELECTRONICALLY

To take advantage of this option, minimum specifications required are: a computer with a 350mhz processor, a 56k modem, an internet connection and browser, and an e-mail address.

1.     Register on-line via www.shareview.co.uk

You will need your shareholder reference number, beginning with 0303, which can be found on your share certificate or dividend tax voucher.

•	Follow the on-screen instructions to register.

•	You will be required to select your own 8-digit, alpha-numeric PIN number when registering.

•	Lloyds TSB Registrars (“LTSBR”) will then send you a unique UserID (this will be separate from your shareholder reference number) by post to your registered address. This UserID must be quoted in all future electronic communications, together with your PIN number.

2.	Once you have registered, you will be ready to receive Notification of Availability of shareholder documents placed on the Company’s website, www.cadburyschweppes.com

•	You will be sent an e-mail notifying you that shareholder documentation, such as the Notice of AGM, Form of Proxy and Annual Review and Summary Financial Statement, has been published on the Company’s website. The e-mail will be transmitted on the same day that the documents are sent by post to shareholders who have not registered for electronic communications.

•	If the Company and/or LTSBR is aware that the e-mail notification is not successfully transmitted, a copy of the notification will be forwarded by post.

•	The e-mail will provide a link to the page on our website where the documents may be found.

3.     View the documents published on the Company’s website.

•	You can either view the documents via the e-mail link or you can access them directly via the Company’s website, under the heading “Investor Centre”.

•	You will then be able to read and download the documents at your leisure.

4.     Complete the on-line Form of Proxy, if you are unable to attend the Company’s AGM.

•	The Notification of Availability also provides a link to the website www.shareview.co.uk to enable you to appoint a proxy to vote on your behalf at the Company’s AGM, if you are unable to attend in person.

•	Complete the Form of Proxy by the date specified, following the on-screen instructions.

•	There is a facility to request acknowledgement that your Form of Proxy has been successfully transmitted.

A similar procedure will be followed in respect of all future shareholder documentation.

PLEASE READ THE NOTES ON PAGE 3.

BEFORE ELECTING TO USE ELECTRONIC COMMUNICATIONS, PLEASE READ THE FOLLOWING NOTES

1.	In order to receive documents electronically in April, shareholders will be required to register by 14 March 2003. Registrations made after this date will receive documents both electronically and by hard copy in the post for this publication only. All future documents will then be received in electronic format only.

2.	This offer, and provision of a facility to communicate with shareholders electronically, does not discriminate between shareholders of the same class and is available to all shareholders on equal terms and in such a way as to make it as simple as possible for shareholders to participate.

3.	It is the responsibility of the shareholder to notify our Registrar, Lloyds TSB Registrars, through www.shareview.co.uk, of any change to their e-mail address.

4.	The Company’s obligations will be satisfied when we publish the relevant documents on our website and when the Notification of Availability, or other document as may be involved, is transmitted to the electronic address nominated by the shareholder. The Company cannot be held responsible for any failure in transmission beyond its control.

5.	In the event that the Company becomes aware that an electronic transmission is not successfully transmitted, a paper copy of the Notification of Availability, or other document as may be involved, will be sent by post to the shareholder at their registered address.

6.	The election and relevant contact e-mail address details will stand until such time as alternative instructions are given by the shareholder.

7.	Before electing to use electronic communications, shareholders should ensure that they have the appropriate equipment and computer capabilities sufficient for the purpose.

8.	The Company takes all reasonable precautions to ensure no viruses are present in any communication it sends out, but cannot accept responsibility for loss or damage arising from the opening or use of any e-mail or attachments from the Company and recommends that shareholders subject all messages to virus checking procedures prior to use. Any electronic communication received by the Company or its Registrar, including the filing of an electronic proxy form, which is found to contain any virus will not be accepted.

9.	The Company reserves the right, irrespective of a shareholder’s election, to revert to sending paper documentation, by post, whenever the Board considers it necessary or desirable to do so.

10.	Shareholders wishing to continue to receive shareholder information in the traditional paper format through the post should take no action. If you decide to register for electronic communication now, you will be able to change your instruction, and revert to receiving documents by post, at any time.